FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Boosts Its Rapid Development Platform with Expanded Mobile Capabilities and Improved User Experience

PRESS RELEASE

Magic Software Boosts Its Rapid Development Platform with Expanded Mobile Capabilities and Improved User Experience

Magic xpa 3.2 includes Windows Mobile 10 Client, iOS 10 Support, UX and productivity enhancements along with an improved Upgrade Manager

Or Yehuda, Israel, November 2, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, today announced the latest version of its rapid application development platform, Magic xpa 3.2.

The code-free Magic xpa Application Platform provides an easy-to-use, highly-productive and cost-effective development environment that lets organizations and ISVs quickly create multi-channel mobile and desktop business apps.

Enhancements in the Magic xpa 3.2 release include:

•

New Windows 10 Mobile client and iOS 10 support for expanded mobile options

•

UX and Productivity Improvements for simplified and faster development

•

Web Services Gateway providing support for n-tiered application architecture for enhanced data security

•

Availability of a New Compare and Merge Tool for easier management of multi-developer and multi-version applications

•

Improvements to our popular Upgrade Manager utility and additional backward compatibility features, for smoother, faster and more customized upgrades

“Following the amazing feedback and uptake of our 3.1 release at Upgrade Sessions held around the globe, we are happy to give our customers even more reasons to upgrade with Magic xpa 3.2,’” states Ami Ries, Vice President, Research and Development at Magic Software Enterprises Ltd. “With enterprise apps at the heart of digital transformation processes, Magic xpa’s powerful and highly productive environment can give enterprises an important competitive edge.”

Magic xpa Application Platform is part of Magic’s End-to-End Enterprise Mobility Solution, which also includes Magic xpi Integration Platform, Magic Mobile Device Management and Magic Mobile Professional Services. Magic End-to-End Enterprise Mobility Solution provides organizations with a holistic and cost-effective solution for the rapid creation and deployment of secure, enterprise-grade mobile business apps.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Stephanie Myara| PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic Software Boosts Its Rapid Development Platform with Expanded Mobile Capabilities and Improved User Experience

Exhibit 10.1